Filed by iPCS, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Horizon PCS, Inc.

Commission File Number of Subject Company: 333-37516

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between iPCS, Inc. (“iPCS”) and Horizon PCS, Inc. (“Horizon PCS”), including future financial and operating results; (2) statements with respect to iPCS’ plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions. Such statements are based upon the current beliefs and expectations of iPCS’ and Horizon PCS’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of iPCS and Horizon PCS may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the iPCS/Horizon PCS transaction may not be fully realized or realized within the expected time frame; (3) the failure of iPCS or Horizon PCS stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with Sprint, subscribers, employees, dealers or suppliers; (5) iPCS’ and Horizon PCS’ dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology or difficulties in implementing the iPCS and Horizon PCS  Nortel equipment swaps; (8) changes in Sprint’s national service plans or fee structure with iPCS or Horizon PCS; (9) change in population; (10) difficulties in network construction; (11) increased competition in iPCS’ or Horizon PCS’ markets; (12) adverse changes in financial position, condition or results of operations;  (13) the inability to open the number of new stores and to expand the co-dealer network as planned; and (14) changes in Sprint’s affiliation strategy as a result of the proposed Sprint/Nextel merger or any other merger involving Sprint.  Additional factors that could cause iPCS’ and Horizon PCS’ results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Report on Form 10-K and in the Quarterly Report on Form 10-Q of iPCS and in the Form S-4 Registration Statement of Horizon PCS filed with the Securities and Exchange Commission (the “Commission”) and available at the Commission’s internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and iPCS and Horizon PCS assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Stockholders will be able to obtain a free copy of the joint proxy statement-prospectus, as well as other filings containing information about iPCS and Horizon PCS, without charge, at the Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the filings with the Commission of iPCS and Horizon PCS can also be obtained without charge, when they become available, by directing a request to iPCS, Inc., 1901 N. Roselle Road, Suite 500, Schaumburg, IL 60195, Attention: Ed Quatmann; or Horizon PCS, Inc., 68 E. Main Street, Chillicothe, OH 45601, Attention: Pete Holland.

The respective directors and executive officers of iPCS and Horizon PCS and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding iPCS’ directors and executive officers is available in the Annual Report on Form 10-K filed with the Commission by iPCS on December 29, 2004, and information regarding Horizon PCS’ directors and executive officers is available in the Form S-4 registration statement filed with the Commission by Horizon PCS on March 17, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement-prospectus and other relevant materials to be filed with the Commission when they become available.

The following is a transcript of a conference call and webcast of iPCS and Horizon PCS on March 17, 2005.

FINAL TRANSCRIPT

May 17, 2005/9:00AM, iPCX.PK - iPCS and Horizon PCS Announce Merger of Equals

Conference Call Transcript

IPCX.PK - iPCS and Horizon PCS Announce Merger of Equals

Event Date/Time: Mar. 17. 2005 / 9:00AM ET

Event Duration: N/A

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

CORPORATE PARTICIPANTS

Jack Yeo

Burson-Marsteller

Timothy M. Yager

iPCS, Inc. - President and CEO

Steb Chandor

iPCS, Inc. - EVP, Operations and CFO

Pete Holland

Horizon PCS, Inc. - CFO

Alan Morse

Horizon PCS, Inc. - COO

CONFERENCE CALL PARTICIPANTS

Pat Dyson

CSFB - Analyst

Lance Vitanza

Concordia - Analyst

Darren Sardoff

Act II Partners - Analyst

Victor Consoli

Bear Stearns - Analyst

Todd Shirak

Shankman Capital - Analyst

Sandy Liang

Bear Stearns - Analyst

Greg Smalley

Columbia Management - Analyst

PRESENTATION

Operator

Good morning and welcome to the iPCS Inc. and Horizon PCS Inc. conference call and webcast. Today’s call is being recorded.

I would like to point out that there will be time for questions after the companies’ executives remarks. At present, all participants’ lines are in listen-only mode.

Now I’d like to turn the call over to Jack Yeo from iPCS’ Investor Relations firm Burson-Marsteller.

Jack Yeo - Burson-Marsteller

Thank you Sean and good morning everyone. We appreciate you joining us for this morning’s call to review the announcement made by iPCS and Horizon PCS this morning.

Before I turn the call over to Tim Yager, the President and CEO of iPCS, I have a few small housekeeping and disclosure related details to go over. By now, I hope all of you have received an email of the press release distributed earlier this morning or have been able to pull it down from the web. If you do not have a copy of the release please visit iPCS’ website or the SEC’s website to view the 8-K filed this morning that attaches a copy of the press release.

I also want to point out that iPCS plans to file a transcript of this call and the Q&A session with the SEC. If you’d like to listen to a replay of today’s call it will be available at 1:00 p.m. Eastern time today. To access the replay dial 1-888-286-8010 using a pass code of 71751415. To access the replay from international locations dial 1-617-801-6888 and use the same pass code. This call is also being webcast and can be accessed at the investor relations page of the iPCS website at www.ipcswirelessinc.com. Replay of the webcast and the call will be available on iPCS’ website through midnight on March 24, 2005.

I do need to point out that certain statements made during this call are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All participants should review our most recent filings with the SEC and especially the detailed discussion on page one of our slide presentation today for an in depth review of the factors that may affect such forward-looking statements. I also encourage everyone to read the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available because it will also contain important information. If you don’t have it in front of you, I suggest you pull down the investor presentation from the iPCS website to follow along. This can be found on the investor relations page of the iPCS website under the “events” tab. The participants of this call will be going through it during the formal part of the presentation today.

Now I’d like to turn the call over to Tim Yager, President and CEO of iPCS, Inc.

Timothy M. Yager  - iPCS, Inc. - President and CEO

Good morning and thank you for joining our call this morning to discuss our definitive agreement for the merger of Horizon PCS with iPCS. This is a very positive development for both companies creating the second largest wireless affiliate of Sprint in terms of covered and licensed POPs. We are glad to have this opportunity to review the transaction and its anticipated benefits.

Joining me on the call today are Pete Holland, CFO for Horizon PCS, Alan Morse, COO of Horizon PCS and Steb Chandor, iPCS’ Executive Vice President of Operations and Chief Financial Officer.

We’ll be following the Presentation that is available on our website, so please turn to page two.

As slide two states, this merger will create the second largest wireless affiliate of Sprint with substantial growth opportunities. The Horizon PCS footprint is contiguous and complimentary to the existing iPCS footprint and the combined footprint will cover approximately 11.2 million POPs with a relatively low current market penetration of 3.9%.

Furthermore, the combined company will have one of the strongest balance sheets of all the public affiliates, not to mention the meaningful opportunities for synergies between iPCS and Horizon PCS, which we estimate to be about $5.0 million annually.

As Alan will discuss, Horizon PCS’s new agreement with Sprint will also provide many benefits to the combined company moving forward and I will discuss the strong management team that we believe will deliver on the opportunities ahead.

The terms of the transactions are outlined on page three of the Presentation. The transaction has been structured as a merger of equals. It is a stock-for-stock transaction with iPCS shareholders retaining approximately 57.5% of the combined company and the existing Horizon PCS shareholders receiving approximately 42.5% of the company based on an exchange ratio of 0.7725 iPCS shares for each existing Horizon PCS share.

The combined companies’ Board will remain at 7 directors with three from iPCS, 3 from Horizon PCS and me as the seventh director.  Rob Katz, who is associated with Horizon’s largest shareholder, will serve as the Chairman of the Board of the combined company. I will remain as the president and CEO and Steb Chandor will continue as the Executive Vice President and CFO and Alan Morse, Horizon PCS’s current Chief Operating Officer, will be joining as the COO of the new combined company.  Our offices will remain here in Schaumburg, Illinois.

The transaction is subject to customary regulatory review, approval by Sprint, and approval by the shareholders, of iPCS and Horizon PCS.

Significant shareholders of each company have signed agreements supporting the transaction. We expect the transaction to close this summer.

As slide four shows, the merger will be a holding company merger with Horizon PCS’ holding company, Horizon PCS, Inc., merging with and into iPCS’ holding company, iPCS, Inc. iPCS will then have three direct subsidiaries each with separate but similar affiliate agreements with Sprint.

Both existing bond indentures will be held at the iPCS holding company level and iPCS will become the obligor of Horizon PCS’ $125 million 11-3/8% senior notes due in 2012 and will remain the obligor of the existing $165 million 11-1/2% iPCS senior notes due in 2012.

Turning to slide five, you will see that the combined iPCS will be the second largest Sprint affiliate in terms of covered POPs with more than 11.2 million covered, which is 3.1 million more than the next largest Sprint affiliate, U.S. Unwired.  More importantly, as the chart on the right of this page shows, we are under penetrated relative to our peers. As of December 31st, the combined company had more than 430,000 subscribers which is a similar number to U.S. Unwired and UbiquiTel. The combined company’s penetration will only be 3.9% compared to the combined average penetration rate of Alamosa, U.S. Unwired and UbiquiTel of 6.3%.  We believe our combined territory can easily support levels of customer penetration that are consistent with the previously mentioned peer group. As a result, we expect to achieve above average growth in the future.

As the map on page six shows, the combined geographic footprint is complementary and will span from Nebraska in the west to New York State in the east providing a strong upper midwest footprint. We believe the complementary nature of the footprint will provide additional operational and management efficiencies in the future.

The combined company’s market will continue to have strong travel characteristics with existing Sprint subscribers, as our markets are near Chicago, St. Louis, Detroit, New York, Pittsburgh and Buffalo.

Both companies reported a Sprint travel ratio of 1.5 to 1 in the fourth calendar quarter last year.

I would now like to turn the call over to Steb who will walk you through the operating and financial highlights of the companies.

Steb Chandor  - iPCS, Inc. - EVP, Operations and CFO

Thanks Tim and turning to slide seven you will see some of the operating and financial highlights of the companies.

Pro forma combined revenues of $384 million in 2004 would have produced approximately $64 million in EBITDA. This figure is pro forma for the sale of the NTelos properties from Horizon PCS back to Sprint and also pro forma for fresh start accounting for both companies.

As Tim mentioned we are projecting approximately $5.0 million in annual synergies to be in effect by the end of the calendar year. In round numbers this $5.0 million is comprised of $3.0 million in corporate and administrative expenses and $2.0 million in reduction of a small number of employees.

We also believe that there will be additional savings given the proximity of our markets and further optimization of our networks, but we have made no specific dollar estimates for this at this time.

Adding the $5.0 million of synergies to the previously mentioned $64 million would have resulted in approximately $69 million of EBITDA on a pro forma basis for the calendar year 2004.

Turning to the bottom half of the page, looking at the fourth quarter of 2004 on an last quarter annualized basis, our combined EBITDA with synergies would have been approximately $62 million. With iPCS’ fresh start accounting effective July 1 of 2004 and Horizon PCS’ fresh start accounting effective October 1 of 2004, the fourth quarter was the first quarter where both companies had fully adopted fresh start accounting. Therefore, this later quarter annualized EBITDA has served as a better indicator for thinking about 2005 as we will be focusing our efforts for the new company on improving distribution and growing a subscriber base, which may put some near term pressure on EBITDA. We believe this will position the company well for heading into 2006.

As of December 31st the combined company would have had approximately 432,000 subscribers. In addition, the combined company would have had approximately 110,000 retailer subscribers.

Some key metrics to those subscribers during the fourth quarter are found on page eight of the Presentation. Some of these metrics, specifically ARPU, CCPU and CPGA, are based on slightly different accounting methodologies which will be standardized going forward. However these metrics should provide a helpful basis for looking at the combined companies' operations.

For the fourth calendar quarter of 2004, iPCS’ ARPU was $53.00 and Horizon PCS’ ARPU was $51.00 with the data component being $5.00 and $3.00, respectively. We see increasing the data take rates of the Horizon PCS customer base as an additional revenue opportunity going forward.

IPCS’ CCPU was $44.00 for the fourth quarter with Horizon PCS’ at $58.00. Horizon PCS has taken steps to reduce their fixed network costs going forward, however their fourth quarter numbers did not fully reflect the savings now being realized. The full network savings should be reflected in the second calendar quarter of 2005. The CPGAs of iPCS and Horizon PCS were $406.00 and $368.00 respectively. Both companies have strong roaming characteristics with Sprint travel ratios of 1.5 to 1 for the quarter.

Alan will talk a little bit more about Horizon PCS’ specific roaming situation in just a moment.

Continuing on the balance sheet found on slide nine, you will see that the combined company on a pro forma basis would have approximately $106 million in cash after transaction and integration costs of approximately $11 million. The majority of those costs will be paid in calendar 2005.

As Tim previously mentioned, iPCS will become the obligor of Horizon PCS’ $125 million 11-3/8% senior notes due 2012 and therefore total debt on a pro forma basis at year end would have been approximately $290 million. This translates to net debt leverage ratios which are the lowest ratios of all the public affiliates.

I would like to turn the call over to Alan to discuss Horizon PCS’ new relationship with Sprint.

Alan?

Alan Morse - Horizon PCS, Inc. - COO

Thanks Steb. I would just like to echo the earlier statements about the positives that this transaction will bring to both companies. Both of our companies have worked long and hard to adapt to new realities in our business and I believe today’s announcement establishes a solid platform for our continued growth as the wireless world evolves.

I’m looking forward to working with Tim, Steb and the team here to effect a smooth transition and position the company going forward.

Now, if you’d please turn to page ten of the slide presentation. Prior to signing with iPCS, Horizon PCS was successful in reaching new terms with Sprint and we signed the simplified pricing addendum which will provide the company with many of the same benefits that iPCS currently enjoys.

Our CCPU charge for Sprint will be $7.00 for 2005 dropping to $6.75 for 2006. Our reciprocal travel rate will also increase to $0.058 retroactively to January 1, 2005.

Additionally, the new agreement continues to provide $0.10 reciprocal travel rates in several paired markets for seven years or until the penetration rate in those markets reaches 7%. Two of the paired markets have strong in-bound travel characteristics which will continue to provide positive cash flow.

The third paired market which is in southern Ohio has already reached the 7% penetration level and so it will immediately revert to the $0.058 rate as the new addendum provides. This is a positive for Horizon PCS as the Southern Ohio market is slightly negative from a travel perspective or a travel ratio with Sprint.

We believe the new Sprint agreement provides important economic benefits to Horizon PCS and the combined company and serves as an attractive platform for taking the company into the future.

Lastly, you will see that Sprint has agreed to acquire two small island markets and a small amount of associated subscribers from Horizon PCS. This will help reduce expenses by eliminating the costs of supporting those markets.

We’re very pleased to have worked out the new agreement and as Tim said earlier, it is one step toward our becoming a larger and more strategic partner with Sprint as they continue their own evolution.

On page eleven we’ve laid out some of our priorities for 2005. We will immediately begin focusing on integrating the operations of iPCS and Horizon PCS. We believe that we will realize the bulk of the synergies prior to the end of the calendar year.

Additionally both companies are in the midst of swapping out portions of their network to integrate new Nortel equipment. We will ensure that those swaps and that process is completed on a timely basis with no subscriber issues resulting from those swaps.

2005 will also be an important year for building the customer base for future subscriber growth. We will continue to enhance our distribution network by adding company owned stores and to focus on adding quality Sprint co-branded dealers.

Additionally, we will continue to focus on the quality of the customers we are adding, as well as attempting to increase the take rate of data, especially in the Horizon PCS markets. We will add network where necessary and will pay special attention to those markets where the reciprocal rate with Sprint remains at $0.10.

I’ll now turn the call back over to Tim.

Timothy M. Yager - iPCS, Inc. - President and CEO

Thanks Alan. Rounding out our priorities for 2005 will be our increased focus on our investor relations activities. We will work to improve our standing by listing on the Nasdaq as soon as we are eligible and we see this transaction as a positive step in that direction.

On slide twelve you’ll see that we have a strong management team going forward with Steb as the CFO and Alan joining the team as our Chief Operating Officer.  The addition of Alan will strengthen the already solid iPCS management team. Steb will have all the financial leadership responsibilities and Alan will provide operational leadership with sales, marketing, and network functions reporting to him.

As slide 13 indicates this is a meaningful transaction making the new company the second largest Sprint affiliate. With our penetration rate being significantly lower than our peer group, we should have above average growth prospects in the future. We’ll have a strong balance sheet moving forward.

We will have a contiguous footprint and feel confident we’ll be able to change the significant synergies discussed earlier on this call.

Finally with the new agreement that Horizon PCS and Sprint have signed, the combined company has a sound platform to work from as we look forward to making our promises a reality going forward.

Before I turn the call over for questions I would like to thank Bill McKell and Pete Holland for their help and support in putting this opportunity together. They and all of the Horizon PCS employees have done a good job in repositioning Horizon PCS and we look forward to continuing their success in the future.

I will now turn the call over to the operator for any questions.

QUESTION AND ANSWER

Operator

Thank you sir. Ladies and gentlemen at this time if you wish to ask any question please dial star followed by one on your touchtone telephone. If your question has been asked or answered or you wish to withdraw, please dial star two. Again dial star one for any question.

Your first question comes from the line of Pat Dyson with CSFB. Please go ahead.

Pat Dyson - CSFB - Analyst

Thanks. Good morning. Had three quick questions for you. As we get to see some of the Horizon numbers for the quarter and I guess this would go to Tim and Steb and Alan if you wanted to chime in as well, but Horizon’s obviously been very challenged over the last few quarters from a growth perspective and we saw that again in the fourth quarter.

I just want to get a sense maybe from Tim as you looked at this property - I guess first how do you view the opportunity to grow the subscriber base and kind of reverse the negative trend that we’ve seen and I guess second, do you think there’s anything that’s larger within these particular properties that would maybe limit you from a growth perspective relative to the growth opportunities you see at the iPCS properties?

Timothy M. Yager - iPCS, Inc. - President and CEO

Sure. Good morning Pat. First of all with your comment about Horizon and what is it going to take to reverse that trend. I believe that we’ve got a good track record of starting that process here at iPCS. I think we’re a couple of quarters ahead of them in that process. We opened several stores at the iPCS level in the fourth quarter and opening more in this current quarter - fourth calendar quarter and this current first calendar quarter and I know that Horizon is doing the same. I believe they have plans to open a handful of stores between now and summer time and they’re starting to focus on getting in some Sprint co-branded dealers which have really been the two lynch pins for iPCS kind of turning that sales process around and so we feel very confident as that dovetails into your second issue which is, are there larger systemic type issues at Horizon? You know I think we feel very confident that as we get those foundational blocks put in place that we can achieve similar type high growth levels at Horizon level.

Pat Dyson - CSFB - Analyst

So I guess for us to look at the iPCS strategy that you’ve put in place coming out of bankruptcy that’s something we should think you would look to further put in place with the Horizon property.

Timothy M. Yager - iPCS, Inc. - President and CEO

Correct.

Pat Dyson - CSFB - Analyst

Okay. Second question. Steb on the synergies you kind of walk through broadly - the $5.0 million of synergies. Could you just walk through again those for me and then secondly, because this is a contiguous property do you see the opportunity for any network synergies?

Stebbins B. Chandor, Jr. - iPCS, Inc. - EVP, Operations and CFO

For the first part of your question again the number is about $5.0 million of which $3.0 million is related to just general and administrative expenses including things like Board expenses, legal expenses, audit expenses, Sarbanes-Oxley expenses, things like that as well as the services agreement that Horizon PCS has with Horizon Telco that provides a lot of HR, IT and a little bit of an accounting help for Horizon PCS right now. So that makes up the bulk of the $3.0 million. The $2.0 million related does involve some of the senior executives that won’t be going forward with iPCS as well as some people in the corporate headquarters primarily in the accounting area that would be redundant to the people we have in Geneseo. So those are the round numbers.

Pat Dyson - CSFB - Analyst

Okay and then on the network side anything for the uptake on synergies?

Stebbins B. Chandor, Jr.  - iPCS, Inc. - EVP, Operations and CFO

Yes, we have spent a lot of time looking at that. Again we haven’t put a firm number on that but we do believe that there are substantial opportunities on the back haul side and potentially with switch consolidation to actually generate additional synergies out of that but we haven’t done all the work to figure out exactly what those numbers are yet and whether we can comment on it publicly.

Pat Dyson  - CSFB - Analyst

Okay and then final question I guess to Tim. How do you think that this transition would position you any differently as it relates to the ongoing discussions with Sprint and Nextel as far as how the affiliates are positioned in the pro forma combined company?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Sure. You know I think it certainly isn’t going to hurt our position with Sprint and I do think it will help us in the process in dealing with Sprint going forward. I don’t think it’s a secret that all things being equal I think Sprint would probably rather have less affiliates than more affiliates though they’re doing nothing to encourage or dissuade that from happening. We feel good internally here that this puts us on solid footing as we approach those discussions with Sprint and we do look forward to the Sprint/Nextel merger coming to a close and us re-striking our relationship with Sprint.

Pat Dyson  - CSFB - Analyst

Okay thanks. I appreciate it.

Timothy M. Yager  - iPCS, Inc. - President and CEO

Thanks Pat.

Operator

And your next question comes from the line of Lance Vitanza, Concordia. Please go ahead.

Lance Vitanza  - Concordia - Analyst

Thanks. You mentioned that you had some shareholder support. Could you just tell me what percentage of the shareholders are locked up here in support of the merger?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Sure. On the iPCS side we have just over 50% of the shareholders on support agreements and on the Horizon side it’s just under 50%.

Lance Vitanza  - Concordia - Analyst

Okay and they are in support - they’re locked up in terms of selling their shares I take it?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Correct.

Lance Vitanza  - Concordia - Analyst

Okay and then lastly on the transaction and integration costs I apologize if I missed the detail on that but could you just quickly review the big buckets of those - the $11 million of transaction and integration costs?

Stebbins B. Chandor, Jr.  - iPCS, Inc. - EVP, Operations and CFO

In round numbers of about $7.0 million related to transaction and about $3.5 million related to costs to achieve the synergies that we’re talking about of the $5.0 million and the bulk of what I mentioned earlier was the bulk of those expenses should be paid in the calendar ‘04 year.

Lance Vitanza  - Concordia - Analyst

So the $3.5 million costs to achieve the synergies would be things such as severance payments and so forth?

Timothy M. Yager  - iPCS, Inc. - President and CEO

That is correct and I’m sorry I was corrected in the 2005 calendar year.

Lance Vitanza  - Concordia - Analyst

2005 okay and then the $7.0 million is that just fees to M&A bankers and so forth or?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Typical advisory, lawyer, printing, those type of expenses.

Lance Vitanza  - Concordia - Analyst

Okay thanks a lot.

Timothy M. Yager  - iPCS, Inc. - President and CEO

Hey Lance, one thing I do want to just clarify. While the support agreement is out there they could technically sell under their shelf but their obligation to support the agreement under the support agreement would transfer with those shares. I just wanted to clarify that.

Lance Vitanza  - Concordia - Analyst

Okay, thank you. Appreciate that.

Operator

And your next question comes from the line of Darren Sardoff with Act II Partners. Please go ahead.

Darren Sardoff  - Act II Partners - Analyst

Hi. I was wondering if you can walk us through the exchange ratio and how that was calculated - just in going through looking at the last trade of iPCS yesterday at 30 and Horizon at 25 - you know to find an exchange rate I get a number that’s lower than 25 - 7.5% lower. So I was just curious what metrics are you guys looking at to get to the merger exchange ratio. Thanks.

Timothy M. Yager  - iPCS, Inc. - President and CEO

As you know, both stocks don’t trade a lot and the transaction itself was not necessarily predicated on the stock price at that time. Do we still have a connection here?

Darren Sardoff  - Act II Partners - Analyst

Yeah.

Timothy M. Yager  - iPCS, Inc. - President and CEO

Okay, sorry about that. So the transaction was cut on the economics of an approximately 57.5% share for the iPCS shareholders where the balance goes to the Horizon PCS shares and the exchange ratio is just calculated out of that number.

Darren Sardoff  - Act II Partners - Analyst

What’s the magic in 57.5%? I mean why was that a target versus looking at stock prices or anything else? I guess what were the advisors telling you on this basis?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Yeah in fairness, we’re not going to get into how and why and the wherefores of the deal. You know we all had our advisors and we worked hard and feel we struck a very good and fair deal for both companies and at this point we cut the deal at 57.5 - 42.5 and the exchange ratio is a by-product of that negotiation that we had.

Darren Sardoff  - Act II Partners - Analyst

Okay. You had mentioned that you had plans of moving I guess on to the Nasdaq. I mean what do you need to do to kind of move to a broader exchange?

Stebbins B. Chandor, Jr.  - iPCS, Inc. - EVP, Operations and CFO

Well the largest issue that we’re facing - have been facing, continue to face is that we don’t hit the number - the minimum number of round lot holders. I think on the national market you have to be a 400 minimum. On the small cap you have to be a 300. We are short - iPCS is short of 200 so we will continue to work through that and those are the reasons we have not been able to get to the national or the small cap market at this point in time.

Darren Sardoff  - Act II Partners - Analyst

I see. Okay thank you.

Timothy M. Yager  - iPCS, Inc. - President and CEO

Thank you.

Operator

And your next question comes from the line of Victor Consoli, Bear Stearns. Please go ahead.

Victor Consoli  - Bear Stearns - Analyst

Hello. I may have missed some numbers earlier. Could you just give us what the pro forma cash was for the two companies combined and what the share count is for each company both now and pro forma please?

Stebbins B. Chandor, Jr.  - iPCS, Inc. - EVP, Operations and CFO

The pro forma cash at 12/31/04 would have been about $106 million. The number of shares outstanding for Wildcats was a little over 9.6 on a fully diluted basis and Pete - if you want to comment - the number I have is 9.2 million fully diluted for the Buckeyes.

Pete Holland  - Horizon PCS, Inc. - CFO

I believe it’s more like 9.6 or 9.7 million on a fully diluted basis.

Victor Consoli  - Bear Stearns - Analyst

Okay and that’s for each of you its about 9.6?

Pete Holland  - Horizon PCS, Inc. - CFO

Yes. We have 9 million outstanding and we have some options out there as well.

Victor Consoli  - Bear Stearns - Analyst

Okay so I didn’t miswrite this. So it’s just a coincidence that you’re both 9.6 fully diluted and then pro forma it’ll be the 42/57 split approximately?

Pete Holland  - Horizon PCS, Inc. - CFO

Correct.

Victor Consoli  - Bear Stearns - Analyst

Alright thank you.

Pete Holland  - Horizon PCS, Inc. - CFO

Thank you.

Operator

And your next question comes from the line of Todd Shirak, Shankman Capital. Please go ahead.

Todd Shirak  - Shankman Capital - Analyst

Good morning guys.

Timothy M. Yager  - iPCS, Inc. - President and CEO

Good morning.

Todd Shirak  - Shankman Capital - Analyst

Just a couple of questions as it relates to cash and the balance sheet. What is your biggest use of this cash? Are you going to let it sit there or what are your CapEx assumptions going forward for a combined entity and are you guys potentially looking to acquire either the Nextel or the Nextel Partner assets overlapping assets in your footprints?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Yes, I mean - Thanks for the question Todd. The biggest use of cash - I mean first of all you’re talking to two companies here who within the last twelve months have emerged from bankruptcy so your perspective of a lot of cash you know can somewhat be tainted by where you sit in life, but that aside, certainly some of the cash is going to be used on capital expenditures going forward.

Both companies are going to be doing some additional build-out this year. Both companies have already I believe announced that they’re going to be doing a Nortel swap out agreements - we’re replacing Lucent in the iPCS market. They’re going to be replacing Motorola in the Horizon markets. So there’s going to be use of cash as we grow.  And then I think your last comment you know you touch on a good point which is as we think through the Sprint/Nextel merger the tight finances at the very beginning here one of the potential outcomes could be us being in a situation to be able to buy some assets in subscribers territory and that would be a good start in that direction. So while nothing has been agreed to or struck there you know we just think it gives us some good flexibility as we enter those negotiations.

Todd Shirak  - Shankman Capital - Analyst

Okay. Can you just quantify the CapEx for I guess for both entities Horizon and iPCS too -your outlook for this year I guess?

Stebbins B. Chandor, Jr.  - iPCS, Inc. - EVP, Operations and CFO

Yes, we haven’t given specific guidance on that. What we have talked about is that in fiscal ‘04 for iPCS we spent a little over $12 million while we were in bankruptcy and we do believe that the number on a maintenance level is north of that in the mid-teens level. As Tim pointed out, we will be doing additional build-out as well as the Nortel swap so our number would be slightly north of that and should be on par I think with what Horizon is projected to expend at least for the calendar ‘05 year.

Todd Shirak  - Shankman Capital - Analyst

Okay and just lastly relating to the Nortel swap. Was it really because you were having a problem with the existing technology or did you just get much more favorable pricing versus Lucent or Motorola? Just curious on that thanks.

Timothy M. Yager  - iPCS, Inc. - President and CEO

What was going on there is - there’s two issues on the iPCS side. Lucent was going to quit in another year or two years supporting the software on a number of our cell sites and we felt the pricing we were able to achieve on this transaction was compelling enough to make it worthwhile for us to standardize our entire network on Nortel equipment and I think Horizon has a slightly different answer but I’ll let Alan address that.

Alan Morse  - Horizon PCS, Inc. - COO

Yes, similar but slightly different. In Horizon’s case Motorola was also going to cease to support part of the BTS - the bay station equipment that we had in our network and additionally the cost for layering on additional network capacity in the Motorola environment was substantially greater than it will be as we deploy the Nortel equipment.

Todd Shirak  - Shankman Capital - Analyst

Alright, thanks a lot guys.

Timothy M. Yager  - iPCS, Inc. - President and CEO

Thank you.

Alan Morse  - Horizon PCS, Inc. - COO

Thank you.

Operator

And as a final reminder ladies and gentlemen it is star one for any questions. Your next question comes from Sandy Liang, Bear Stearns. Please go ahead.

Sandy Liang  - Bear Stearns - Analyst

Hi. Congratulations on the deal and I just want to ask about - it sounded like you’re giving back an island market to Sprint. How big is that market? I mean it looks to me like it’s about half a million POPs. I’m just going off your pro forma numbers and where is that market and are they giving you any money for it?

Alan Morse  - Horizon PCS, Inc. - COO

Let me explain the nature of those markets. These are two very small markets in the southern part of territory - Logan and Pikesville, Williamson. We have about 200,000 POPs in those markets. They were originally launched as part of a deal with Sprint to perfect Sprint’s licenses in those areas.

We have never really actively marketed in those territories and as a result the subscribers that have come on board have a tendency to do so only because they intend to use Sprint’s national network to a great extent.

So the economics of those markets have been that those customers have an extraordinarily high off network usage for us and in addition to the network operating costs in those markets that made continuing to operate those markets sort of untenable. So as part of Horizon’s simplified pricing agreement with Sprint we were able to negotiate Sprint taking those markets back. We will be reimbursed at net book value for the network assets in those markets. It was 40,000 covered POPs then. I’m sorry - 40,000 covered POPs and 200 subscribers.

Sandy Liang  - Bear Stearns - Analyst

40,000 covered POPs, 200 subs. Okay. Is there - I guess the cash is probably not significant any how right?

Alan Morse  - Horizon PCS, Inc. - COO

$169,000.

Sandy Liang  - Bear Stearns - Analyst

Okay. Second question. I understand that in the iPCS footprint Nextel itself has very high market share - probably disproportionately high market share compared to other places in the country and I’m just wondering if you could give color on what Nextel’s share is of the Horizon footprint? Is it very much different?

Timothy M. Yager  - iPCS, Inc. - President and CEO

I think your comment is correct about Nextel particularly as it pertains to Michigan and the overlap with the iPCS territory. I think in Horizon's territory, Nextel’s penetration is much closer to normal of their penetration on a national level so we have not seen in the Horizon territories Nextel being quite as strong a competitor as iPCS has.

Sandy Liang  - Bear Stearns - Analyst

Okay. All else being equal, do you think that Nextel and Partners have more or less customers than you and your footprint?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Anything that we would say would be, you know, a pure guess on our part Sandy, but I would guess they’d be relatively equal. My guess is Partners might - would be relatively equal because they launched about the same time as us and Nextel could be a little bit ahead of us because they were there before we were.

Sandy Liang  - Bear Stearns - Analyst

Okay, thank you very much.

Timothy M. Yager  - iPCS, Inc. - President and CEO

Thank you, Sandy. We have time for one more question operator.

Operator

Great and your last question comes from Greg Smalley from Columbia Management.

Greg Smalley  - Columbia Management - Analyst

Hi guys. Just a (AUDIO DISTURBANCE)

Timothy M. Yager  - iPCS, Inc. - President and CEO

Greg are you there? Operator?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Sean?  I think we lost him.

Operator

Alright, let me just open up his line one more time. Apologies, Mr. Smalley. Your question please.

Greg Smalley  - Columbia Management - Analyst

I was just wondering if there are any breakup fees to the transaction and any conditions under which either party can walk away besides a standard MAC clause and failure to get regulatory approvals or shareholder approvals?

Timothy M. Yager  - iPCS, Inc. - President and CEO

Yes Greg, there will be a breakup fee in the agreement and there will certainly be standard type provisions. My understanding is that we’ll be filing that tomorrow and so it would be available, but we’re not going to comment on any specific terms of it today.

Greg Smalley  - Columbia Management - Analyst

Okay thanks.

Timothy M. Yager  - iPCS, Inc. - President and CEO

So with that again I would just like to thank everyone for joining our call this morning. We are very excited about repositioning iPCS through this transaction and becoming the second largest Sprint affiliate. Thanks again for joining us.

Operator

Ladies and gentlemen this concludes today’s presentation. You may disconnect your lines. Have a great day.

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